Filed pursuant to Rule 433

Registration No. 333-155303

May 18, 2009

REGAL BELOIT CORPORATION

Final Term Sheet

In the event of an inconsistency between this Term Sheet and the preliminary prospectus supplement dated May 18, 2009, you should rely on the information in this Term Sheet.

Issuer:	Regal Beloit Corporation

Common Stock Symbol:	RBC

Title of Securities:	Common Stock

Number of Shares Offered:	3,750,000

Price to Public:	$36.250

Underwriting Discount and Commissions Per Share:	$1.269

Estimated Net Proceeds to the Company (after Underwriting Discounts and Commissions and Offering Expenses):	$130.9 million

Trade Date:	May 19, 2009

Closing Date:	May 22, 2009

Common Stock Outstanding after the Offering*:	35,253,031

Over-allotment Option:	562,500

Underwriter:	Robert W. Baird & Co. Incorporated

*	Based on the number of shares of Common Stock outstanding as of May 1, 2009 (excluding over-allotment shares).

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free
1-800-792-2413.